Exhibit 99.2

CAPITALIZATION & INDEBTEDNESS

THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS.

Jun 30, 2014
(in € m.)
Debt (1), (2):
Long-term debt	140,536
Trust preferred securities	10,118
Long-term debt at fair value through profit or loss	9,639

Total debt	160,293

Shareholders’ equity:
Common shares (no par value)	3,531
Additional paid-in capital	33,696
Retained earnings	29,126
Common shares in treasury, at cost	(5)
Equity classified as obligation to purchase common shares	0
Accumulated other comprehensive income, net of tax
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	798
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	62
Unrealized net gains (losses) on assets classified as held for sale, net of tax	3
Foreign currency translation, net of tax	(2,538)
Unrealized net gains from equity method investments	15

Total shareholders’ equity	64,686

Equity component of financial instruments	3,452
Noncontrolling interest	263

Total equity	68,401

Total capitalization	228,694

[1]	€ 990 million (0.6%) of our debt was guaranteed as of June 30, 2014. This consists of debt of a subsidiary of Deutsche Postbank AG which is guaranteed by the German government.

[2]	€ 33,997 million (21%) of our debt was secured as of June 30, 2014.

Due to rounding, numbers may not add up precisely to the totals provided.